O  L  S  H  A  N
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

PARK AVENUE TOWER
65 EAST 55TH STREET
NEW YORK, NEW YORK 10022
TELEPHONE: 212.451.2300
November 16, 2005	FACSIMILE: 212.451.2222

WWW.OLSHANLAW.COM

DIRECT DIAL: 212-451-2289
EMAIL; AFINERMAN@OLSHANLAW.COM
VIA EDGAR AND FEDEX

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Division Of Corporation Finance
Mail Stop 4561
Attention: Assistant Director Barbara C. Jacobs

Re:	Tidel Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Originally filed on October 28, 2005

Form 10-K for the years ended 2004 and 2003
Forms 10-Q for the periods ended December 31, 2004,
March 31 and June 30, 2005

Dear Assistant Director Jacobs:

We acknowledge receipt of your comment letter dated November 8, 2005 (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Tidel Technologies, Inc. (the “Company”) and provide the following response on its behalf. Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Schedule 14A filed on the date hereof. Capitalized terms used herein and not separately defined have the meanings given to them in the Preliminary Schedule 14A. For ease of reference we have reproduced your comments in the Comment Letter in italicized form below.

General

1.
Regarding the debt with Laurus Master Fund, please state the amount owed on the debt as of the most recent practicable date. We note that, according to your most recent quarterly report, as of June 30, 2005 you had approximately $8,932,988 face value of outstanding debt. Where you refer to the use of proceeds to repay the outstanding indebtedness to Laurus Master Fund throughout the document, please clarify whether this payment will extinguish the total debt owed to Laurus. It appears from your disclosure on page 24 that sales from Tidel's equity interests or non-ATM business assets through 2009 may also be used to repay any existing indebtedness to Laurus.

NEW JERSEY OFFICE
2001 ROUTE 46 / SUITE 202
PARSIPPANY, NEW JERSEY 07054
TELEPHONE: 973.335.7400
FACSIMILE: 973.335.8018

Securities and Exchange Commission
Division of Corporation Finance
November 16, 2005

Response

The preliminary proxy statement has been revised in accordance with this comment.

2.	Please also disclose the interest rate and maturity of the indebtedness to Laurus.

Response

Page 18 of the preliminary proxy statement has been revised to disclose the interest rate and maturity of the indebtedness to Laurus.

Summary Term Sheet

3.
Please revise to relocate the information about the parties, which may follow but should not lead the summary term sheet. Note that the summary section should not be used to recite all of the information contained in the disclosure document. In this regard we note the same disclosure about the parties is provided on page 15. The summary is intended to provide shareholders with a bulleted list of the most material terms of the transaction, which typically would include such things as the terms of the transaction, reasons for the transaction, what shareholders will receive and the use of proceeds. See instructions to Item 1001 of Regulation M-A.

Response

The summary term sheet has been revised in accordance with this comment.

Special Factors

Reasons for the Sale of the ATM business

4.
Please revise the discussion in the summary section to highlight the primary reasons for the sale of the ATM business. As the bulleted items in this section should be brief and concise, it would appear that your discussion of the fairness opinion and matters unrelated to the reasons for the sale should be discussed elsewhere.

Response

The summary section has been revised in accordance with this comment.

Principal Risks and Disadvantages of the Transaction

5.
You state that you intend to sell the cash security business after the sale to the ATM business so that you would have no remaining operations. Yet you state on page 6 that the sale of the ATM business is critical to your future operations. Please expand the disclosure to explain what your reference to "future operations" entails.

Response

Securities and Exchange Commission
Division of Corporation Finance
November 16, 2005

We have clarified this discussion in the preliminary proxy statement.

Proceeds of the Sale of the ATM business

6.	Please discuss here or in an appropriate section of the document what impact an unfavorable vote on the asset sale would have on the company with respect to the Laurus debt facility.

Response

The preliminary proxy statement has been revised at pages 5 and 13 thereof in accordance with this comment to discuss the impact an unfavorable vote would have.

Stockholder Approval of the Sale of the ATM business

7.
To the extent known, please state here what percentage of the vote the company expects will be voted in favor of the asset sale. In this regard we note the statement that each of your directors intends to vote in favor of all matters being put before the shareholders.

Response

The preliminary proxy statement has been revised at pages 8 and 16 thereof in accordance with this comment.

8.
We note your answer to the question, "Will any of the proceeds from the sale of the ATM Business be distributed to me as a stockholder?" Please address in this answer your plan to use $8.0 million of the proceeds to repay your indebtedness to Laurus.

Response

Page 8 of the preliminary proxy statement has been revised in accordance with this comment.

Special Factors

9.
Expand to discuss the terms of the Laurus debt facility and to clarify the extent to which the debt with Laurus is tied to the asset sale agreement. In this regard we note, for example, that section 6.19 of the Securities Purchase Agreement with Laurus Master Fund dated November 25, 2004 stipulates that within 10 days of the closing date of the financing agreement "the investment banking services of Stifel, Nicolaus and Company, Inc. [shall be engaged] for the purpose of actively pursuing the consummation of the Asset Sales." To the extent that your selection of Stifel as investment banker for the transaction was influenced by Laurus, this should be disclosed. The background to the transaction should describe in material detail the role played by Laurus, if applicable, in effecting the transaction.

Response

Securities and Exchange Commission
Division of Corporation Finance
November 16, 2005

The preliminary proxy statement has been revised in accordance with this comment.

Financial Information

10.
Please refer to Question 6 in Section H of amendment 3 to the publicly available telephone interpretations of the Division of Corporation Finance (July 2000) for guidance regarding the financial statements that must be provided with respect to asset sale transactions. Note that in addition to the audited financial information for the company, which you have provided, you must provide unaudited financial statements for the business being sold for the last two fiscal years and interim periods. In addition, you must provide pro forma financial information that complies with the requirements of Article 11 of Regulation S-X. Specifically, ensure that your disclosure conforms to the form and content as prescribed by Article l 1-02(b) and note that the pro forma income statement must be provided for the year ended September 30, 2004 as well as for the nine months ended June 30, 2005. Please revise accordingly.

Response

The preliminary proxy statement has been revised in accordance with this comment to include the requested financial information.

Miscellaneous

11.	Please be advised that the Commission has moved its offices to 100 F Street NE, Washington, D.C. 20549.

Response

The correct address is now cited.

Form 10-K for the years ended September 30, 2004 and 2003

Controls and Procedures

12.
While you disclose that you have identified significant deficiencies, you have not provided a conclusion of management as to whether the disclosure controls and procedures are effective. Please amend the Form I0-K to state unambiguously whether your disclosure controls and procedures are or are not effective "as of the end of the 2004. Note that to the extent that you determine that the significant deficiencies constitute a material weakness, a conclusion that the disclosure controls and procedures are nevertheless effective would require expanded disclosure clarifying how management reached that conclusion. In addition, because you have stated that "a control system ... can provide only reasonable, not absolute, assurance...", please be sure to state clearly whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Securities and Exchange Commission
Division of Corporation Finance
November 16, 2005

Response

Attached as Annex I hereto is proposed revised language for Item 9A, Controls and Procedures, from the Company’s Fiscal 2003/2004 Form 10-K. The Company anticipates filing an amendment to the Form 10-K with such amended disclosure following concurrence from the Staff.

13.
We note that you have included qualifying statements that the interim chief executive is providing his assessment "having had no prior affiliation with the combined companies or operations" prior to March 2005 and that the interim chief financial office is doing so "without having ever been in a position of active management or knowledge over transactions during fiscal years 2004, 2003 and 2002." We also note your statement that you evaluated the effectiveness of the design and operation of your disclosure controls and procedures "under the supervision and with the participation of our management, including ... Robert D. Peltier, [y]our Interim Chief Financial Officer." Please tell us which members of management, aside from Messrs. Levenick and Peltier, participated in the evaluation. Please also tell us whether these other members of management were in positions of active management or knowledge over transactions during fiscal years 2004, 2003, and 2002.

Response

Attached as Annex I hereto is proposed revised language for Item 9A, Controls and Procedures, from the Company’s Fiscal 2003/2004 Form 10-K. The Company anticipates filing an amendment to the Form 10-K with such amended disclosure following concurrence from the Staff.

14.
Your reference to Rules 13a-14 and l5d-14 refer to the certification requirements and not to the controls and procedures defined in Rules 13a-15(e) and 15d-15(e), as specified in Item 307 of Regulation S-K. Please revise the disclosure to refer to the correct rule.

Response

The amendment to the Company’s Form 10-K will contain the correct citation.

15.
Please note that one element of disclosure controls and procedures is that information required to be disclosed in reports that the company files or submits under the Exchange Act is recorded, summarized and reported, within the time periods specified in the Commission's rules and forms. See Rules 13a-15(e) and 15d-15(e). We note that, among other things, from September 2002 to August 2005, you failed to file any periodic report required to be filed, and filed the September 30, 2002 Form 10-K over two years late. Furthermore, your Forms 10-Q for the quarters ended December 31, 2004 and March 31, 2005 were filed several months late. Yet, you have not discussed the delinquent filing and the failure to file your reports as a deficiency. Please advise.

Securities and Exchange Commission
Division of Corporation Finance
November 16, 2005

Response

Attached as Annex I hereto is proposed revised language for Item 9A, Controls and Procedures, from the Company’s Fiscal 2003/2004 Form 10-K. The Company anticipates filing an amendment to the Form 10-K with such amended disclosure following concurrence from the Staff.

16.
In addition, we note your statement that your CEO and CFO discovered several significant deficiencies "which include the following..." Please tell us whether you have discussed all significant deficiencies discovered. If not, please tell us the criteria you used in determining which deficiencies to discuss.

Response

Attached as Annex I hereto is proposed revised language for Item 9A, Controls and Procedures, from the Company’s Fiscal 2003/2004 Form 10-K. The Company anticipates filing an amendment to the Form 10-K with such amended disclosure following concurrence from the Staff.

17.	We note that you have identified several significant deficiencies. Tell us what analysis you undertook to determine whether the deficiencies constitute a material weakness.

Response

Attached as Annex I hereto is proposed revised language for Item 9A, Controls and Procedures, from the Company’s Fiscal 2003/2004 Form 10-K. The Company anticipates filing an amendment to the Form 10-K with such amended disclosure following concurrence from the Staff.

18.
Please describe in greater detail the nature of the significant deficiencies you identified in your disclosure. Disclose the steps you have taken and procedures you have implemented to correct the deficiencies. In this regard we note your statement that you expect to have corrected these deficiencies by August 30, 2005. Indicate when each corrective action was completed and clarify whether management believes the significant deficiencies no longer exist. Disclose the costs, if material, associated with these changes.

Response

Attached as Annex I hereto is proposed revised language for Item 9A, Controls and Procedures, from the Company’s Fiscal 2003/2004 Form 10-K. The Company anticipates filing an amendment to the Form 10-K with such amended disclosure following concurrence from the Staff.

19.
You state in the Form 10-K that there have been "no significant changes" in your internal controls or in other factors "that could significantly affect these controls subsequent to the date of the evaluation...." Please note that Item 308(c) of Regulation S-K requires disclosure of any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting. Please revise the disclosure to clarify whether there were any such material changes during the fourth quarter. Note that if the changes you describe in response to the preceding comment occurred after September 30, 2004, and there were no changes during the quarter ended September 30, 2004, the discussion of those changes should not affect your Item 308(c) disclosure.

Securities and Exchange Commission
Division of Corporation Finance
November 16, 2005

Response

Attached as Annex I hereto is proposed revised language for Item 9A, Controls and Procedures, from the Company’s Fiscal 2003/2004 Form 10-K. The Company anticipates filing an amendment to the Form 10-K with such amended disclosure following concurrence from the Staff.

Exhibits

20.
We note that the 302 Certification for Mr. Peltier, filed as exhibit 31.2, is not properly dated and does not include a signature. In your next amendment, please provide a certification that conforms to the requirements of Rule 13a-14(a) or 15d-14(a).

Response

The amended Form 10-K which the Company will shortly file will include a signed certification by Mr. Peltier.

Forms 10-Q for the periods ended December 31, 2004, March 31 and June 30, 2005

Controls and Procedures

21.
We note your statements that "considering the aforementioned deficiencies," which you do not describe, the chief executive and financial officers concluded that your disclosure controls and procedures were effective for each quarterly period. Given the carveout language referencing the deficiencies, it is unclear whether management has concluded that your disclosure controls and procedures are effective for each period. Please revise your disclosure to state in clear and unqualified language the conclusions reached by your certifying officers on the effectiveness of your disclosure controls and procedures. For example, you can state that your disclosure controls and procedures are effective including consideration of the deficiencies, once you have identified them, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent that they are not effective.

Response

Securities and Exchange Commission
Division of Corporation Finance
November 16, 2005

Attached as Annex II-A, II-B and II-C hereto is proposed revised language for the Company’s three most recent Forms 10-Q. If the Staff considers these respective proposed amended disclosures responsive, the Company will file amendments to the Forms 10-Q with such amended disclosures.

22.	Please tell us how you factored the delinquent filing of the Forms 10-Q for each of these quarters into your evaluation as to the effectiveness of your disclosure controls and procedures.

Response

Attached as Annex II-A, II-B and II-C hereto is proposed revised language for the Company’s three most recent Forms 10-Q. If the Staff considers these respective proposed amended disclosures responsive, the Company will file amendments to the Forms 10-Q with such amended disclosures.

23.
The changes in internal control over financial reporting should document the changes that occurred during each quarter. If the significant deficiencies you identified in the Form 10-K continued to exist in the quarter ended December 31, 2004 and changes were under taken during that period to correct those deficiencies, you should describe those changes in the first quarter 10-Q in response to Item 308(c). To the extent that the significant deficiencies continued to exist in the second and third quarters, which appears likely given your statement that you did not expect to correct the deficiencies until August 2005, and changes to internal control over financial reporting were made during those quarters, your disclosure in response to Item 308(c) should discuss the changes that occurred during those periods as well.

Response

Attached as Annex II-A, II-B and II-C hereto is proposed revised language for the Company’s three most recent Forms 10-Q. If the Staff considers these respective proposed amended disclosures responsive, the Company will file amendments to the Forms 10-Q with such amended disclosures.

Other

In response to your request, attached is a written statement from the Company providing the acknowledgments requested at the conclusion of the Comment Letter.

*******

Securities and Exchange Commission
Division of Corporation Finance
November 16, 2005

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Adam W. Finerman

CC:	Mark K. Levinick
Robert D. Peltier

Annex I

ITEM 9A.     CONTROLS AND PROCEDURES
(a) Evaluation of Disclosure Controls and Procedures

Mark K. Levenick, our Interim Chief Executive Officer, and Robert D. Peltier, our Interim Chief Financial Officer, have evaluated the effectiveness of the design and operation of our “disclosure controls and procedures”, as such term is defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). James T. Rash was Chief Executive and Chief Financial Officer during the fiscal years ended 2002, 2003 and 2004. Mr. Rash died on December 19, 2004. Mr. Levenick was appointed Interim Chief Executive Officer on December 22, 2004. During fiscal years 2002, 2003 and 2004, Mr. Levenick served as Chief Operating Officer and Director of the Company, and President and Chief Executive Officer of Tidel Engineering, L.P., the Company’s principal operating subsidiary. In February 2005, Mr. Robert D. Peltier joined the Company as Interim Chief Financial Officer, having had no prior affiliation with the Company. Mr. Peltier began his assessment of disclosure controls and internal controls without having ever been in a position of active management or knowledge over transactions during fiscal years 2002, 2003 or 2004.

In conducting our evaluation of disclosure controls and procedures, our Chief Executive Officer and our Chief Financial Officer made inquiries with accounting, administrative and operational personnel and reviewed the historical facts, including the Company’s failure to file its periodic reports on a timely basis. Our Chief Executive Officer and our Chief Financial Officer noted that the Company had failed to file any periodic report required to be filed under the Exchange Act from September 30, 2002 to February 1, 2005, on which date we filed our Form 10-K for the fiscal year ended September 30, 2002, which was more than two years late. Furthermore, it was noted that this Form 10-K for the fiscal years ended September 2003 and 2004, and the Company’s Forms 10-Q for the quarterly periods ended December 31, 2004 and March 31, 2005 were filed on August 1, 2005, were each at least several months delinquent. In their evaluation, our Chief Executive Officer and our Chief Financial Officer noted that the Company’s periodic reporting failure was caused by (1) limited financial and personnel resources at the times such forms were due that restricted our ability to compile our financial statements and cause such statements to be reviewed and/or audited by an independent registered public accounting firm when such forms were due and (2) the prolonged illness and death of our former Chairman, Chief Executive Officer and Chief Financial Officer during the year ended December 31, 2004. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company had a significant deficiency in its disclosure controls and procedures related to timely periodic reporting and such controls and procedures were not effective as of the end of the year ended September 30, 2004.

In February 2005, in order to remedy this deficiency the Company began implementing new disclosure controls and procedures, which consisted of: (1) the hiring of a new Chief Financial Officer to oversee the Company’s financial reporting process, (2) the establishment of a reporting timetable to file all delinquent reports by August 1, 2005 and return to timely periodic reporting by August 19, 2005, which was submitted and approved by our Board of Directors and (3) the establishment of new guidelines for completion of periodic accounting and reporting tasks. Such implementation was completed by August 19, 2005, at which time we resumed the timely filing of our periodic reports. As of August 19, 2005, our Chief Executive Officer and our Chief Financial Officer believe that this significant deficiency has been remedied.

In addition, in a report to the Audit Committee of the Board of Directors of the Company dated July 28, 2005, the Company’s independent registered public accountants noted that the following significant deficiencies in our internal controls and procedures were discovered during the course of their audit, which were not found to constitute a material weakness: (1) established credit policies were overridden on occasion by executive management based on their business judgment at that time, (2) bookkeeping at the corporate level was not administrated on a timely basis during 2003 and 2004 and (3) the Company’s accounts payable supervisor had access to the check signature and the ability to prepare check runs without proper review prior to distribution. Further, the report of the independent registered public accountants indicated no inappropriate or unauthorized activity during the periods reviewed.

In August 2005, the Company began implementing revised internal controls and procedures to correct the significant deficiencies in our internal controls and procedures noted by our independent registered public accountants, which consisted of: (1) the establishment of new credit approval policies, including Board-level approval for certain amounts, (2) the establishment new guidelines for timely administration of bookkeeping tasks at the corporate level, including the implementation of monthly, quarterly and annual closing schedules and (3) removal of check signature access from the Company’s accounts payable supervisor. Such implementation was completed by August 30, 2005, and as of that date our Chief Executive Officer and our Chief Financial Officer believe that these significant internal controls and procedures deficiencies no longer exist.

A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affect the entity’s ability to authorize, initiate, record, process or report external financial data reliably in accordance with generally accepted accounting principles in the United States such that there is more than a remote likelihood that a misstatement of the entity’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations on all control systems, no evaluation of controls can provide absolute assurance that all errors, control issues and instances of fraud, if any, with a company have been detected. The design of any system of controls is also based in part on certain assumptions regarding the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Our Chief Executive Officer and our Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective at this reasonable assurance level as of August 19, 2005.

(b) Changes in internal control over financial reporting

Following the evaluations discussed above and the identification of significant deficiencies, the Company took the actions and implemented the procedures described above. There were no changes in our internal control over financial reporting that occurred in the quarter ending September 30, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Annex II-A
Quarter Ended December 31, 2004
ITEM 4.     CONTROLS AND PROCEDURES
(a) Evaluation of Disclosure Controls and Procedures

Mark K. Levenick, our Interim Chief Executive Officer, and Robert D. Peltier, our Interim Chief Financial Officer, have evaluated the effectiveness of the design and operation of our “disclosure controls and procedures”, as such term is defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). James T. Rash was Chief Executive and Chief Financial Officer during the fiscal years ended 2002, 2003 and 2004. Mr. Rash died on December 19, 2004. Mr. Levenick was appointed Interim Chief Executive Officer on December 22, 2004. During fiscal years 2002, 2003 and 2004, Mr. Levenick served as Chief Operating Officer and Director of the Company, and President and Chief Executive Officer of Tidel Engineering, L.P., the Company’s principal operating subsidiary. In February 2005, Mr. Robert D. Peltier joined the Company as Interim Chief Financial Officer, having had no prior affiliation with the Company. Mr. Peltier began his assessment of disclosure controls and internal controls without having ever been in a position of active management or knowledge over transactions during fiscal years 2002, 2003 or 2004.

In conducting our evaluation of disclosure controls and procedures, our Chief Executive Officer and our Chief Financial Officer made inquiries with accounting, administrative and operational personnel and reviewed the historical facts, including the Company’s failure to file its periodic reports on a timely basis. Our Chief Executive Officer and our Chief Financial Officer noted that the Company had failed to file any periodic report required to be filed under the Exchange Act from September 30, 2002 to February 1, 2005, on which date we filed our Form 10-K for the fiscal year ended September 30, 2002, which was more than two years late. Furthermore, it was noted that this Form 10-K for the fiscal years ended September 2003 and 2004, and the Company’s Forms 10-Q for the quarterly periods ended December 31, 2004 and March 31, 2005 were filed on August 1, 2005, were each at least several months delinquent. In their evaluation, our Chief Executive Officer and our Chief Financial Officer noted that the Company’s periodic reporting failure was caused by (1) limited financial and personnel resources at the times such forms were due that restricted our ability to compile our financial statements and cause such statements to be reviewed and/or audited by an independent registered public accounting firm when such forms were due and (2) the prolonged illness and death of our former Chairman, Chief Executive Officer and Chief Financial Officer during the year ended December 31, 2004. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company had a significant deficiency in its disclosure controls and procedures related to timely periodic reporting and such controls and procedures were not effective as of the end of the year ended September 30, 2004.

In February 2005, in order to remedy this deficiency the Company began implementing new disclosure controls and procedures, which consisted of: (1) the hiring of a new Chief Financial Officer to oversee the Company’s financial reporting process, (2) the establishment of a reporting timetable to file all delinquent reports by August 1, 2005 and return to timely periodic reporting by August 19, 2005, which was submitted and approved by our Board of Directors and (3) the establishment of new guidelines for completion of periodic accounting and reporting tasks. Such implementation was completed by August 19, 2005, at which time we resumed the timely filing of our periodic reports. As of August 19, 2005, our Chief Executive Officer and our Chief Financial Officer believe that this significant deficiency has been remedied.

In addition, in a report to the Audit Committee of the Board of Directors of the Company dated July 28, 2005, the Company’s independent registered public accountants noted that the following significant deficiencies in our internal controls and procedures were discovered during the course of their audit, which were not found to constitute a material weakness: (1) established credit policies were overridden on occasion by executive management based on their business judgment at that time, (2) bookkeeping at the corporate level was not administrated on a timely basis during 2003 and 2004 and (3) the Company’s accounts payable supervisor had access to the check signature and the ability to prepare check runs without proper review prior to distribution. Further, the report of the independent registered public accountants indicated no inappropriate or unauthorized activity during the periods reviewed.

In August 2005, the Company began implementing revised internal controls and procedures to correct the significant deficiencies in our internal controls and procedures noted by our independent registered public accountants, which consisted of: (1) the establishment of new credit approval policies, including Board-level approval for certain amounts, (2) the establishment new guidelines for timely administration of bookkeeping tasks at the corporate level, including the implementation of monthly, quarterly and annual closing schedules and (3) removal of check signature access from the Company’s accounts payable supervisor. Such implementation was completed by August 30, 2005, and as of that date our Chief Executive Officer and our Chief Financial Officer believe that these significant internal controls and procedures deficiencies no longer exist.

A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affect the entity’s ability to authorize, initiate, record, process or report external financial data reliably in accordance with generally accepted accounting principles in the United States such that there is more than a remote likelihood that a misstatement of the entity’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations on all control systems, no evaluation of controls can provide absolute assurance that all errors, control issues and instances of fraud, if any, with a company have been detected. The design of any system of controls is also based in part on certain assumptions regarding the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Our Chief Executive Officer and our Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective at this reasonable assurance level as of August 19, 2005.

(b) Changes in internal control over financial reporting

Following the evaluations discussed above and the identification of significant deficiencies, the Company took the actions and implemented the procedures described above. There were no changes in our internal control over financial reporting that occurred in the quarter ending December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Annex II-B
Quarter Ended March 31, 2005
ITEM 4.     CONTROLS AND PROCEDURES
(a) Evaluation of Disclosure Controls and Procedures

Mark K. Levenick, our Interim Chief Executive Officer, and Robert D. Peltier, our Interim Chief Financial Officer, have evaluated the effectiveness of the design and operation of our “disclosure controls and procedures”, as such term is defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). James T. Rash was Chief Executive and Chief Financial Officer during the fiscal years ended 2002, 2003 and 2004. Mr. Rash died on December 19, 2004. Mr. Levenick was appointed Interim Chief Executive Officer on December 22, 2004. During fiscal years 2002, 2003 and 2004, Mr. Levenick served as Chief Operating Officer and Director of the Company, and President and Chief Executive Officer of Tidel Engineering, L.P., the Company’s principal operating subsidiary. In February 2005, Mr. Robert D. Peltier joined the Company as Interim Chief Financial Officer, having had no prior affiliation with the Company. Mr. Peltier began his assessment of disclosure controls and internal controls without having ever been in a position of active management or knowledge over transactions during fiscal years 2002, 2003 or 2004.

In conducting our evaluation of disclosure controls and procedures, our Chief Executive Officer and our Chief Financial Officer made inquiries with accounting, administrative and operational personnel and reviewed the historical facts, including the Company’s failure to file its periodic reports on a timely basis. Our Chief Executive Officer and our Chief Financial Officer noted that the Company had failed to file any periodic report required to be filed under the Exchange Act from September 30, 2002 to February 1, 2005, on which date we filed our Form 10-K for the fiscal year ended September 30, 2002, which was more than two years late. Furthermore, it was noted that this Form 10-K for the fiscal years ended September 2003 and 2004, and the Company’s Forms 10-Q for the quarterly periods ended December 31, 2004 and March 31, 2005 were filed on August 1, 2005, were each at least several months delinquent. In their evaluation, our Chief Executive Officer and our Chief Financial Officer noted that the Company’s periodic reporting failure was caused by (1) limited financial and personnel resources at the times such forms were due that restricted our ability to compile our financial statements and cause such statements to be reviewed and/or audited by an independent registered public accounting firm when such forms were due and (2) the prolonged illness and death of our former Chairman, Chief Executive Officer and Chief Financial Officer during the year ended December 31, 2004. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company had a significant deficiency in its disclosure controls and procedures related to timely periodic reporting and such controls and procedures were not effective as of the end of the year ended September 30, 2004.

In February 2005, in order to remedy this deficiency the Company began implementing new disclosure controls and procedures, which consisted of: (1) the hiring of a new Chief Financial Officer to oversee the Company’s financial reporting process, (2) the establishment of a reporting timetable to file all delinquent reports by August 1, 2005 and return to timely periodic reporting by August 19, 2005, which was submitted and approved by our Board of Directors and (3) the establishment of new guidelines for completion of periodic accounting and reporting tasks. Such implementation was completed by August 19, 2005, at which time we resumed the timely filing of our periodic reports. As of August 19, 2005, our Chief Executive Officer and our Chief Financial Officer believe that this significant deficiency has been remedied.

In addition, in a report to the Audit Committee of the Board of Directors of the Company dated July 28, 2005, the Company’s independent registered public accountants noted that the following significant deficiencies in our internal controls and procedures were discovered during the course of their audit, which were not found to constitute a material weakness: (1) established credit policies were overridden on occasion by executive management based on their business judgment at that time, (2) bookkeeping at the corporate level was not administrated on a timely basis during 2003 and 2004 and (3) the Company’s accounts payable supervisor had access to the check signature and the ability to prepare check runs without proper review prior to distribution. Further, the report of the independent registered public accountants indicated no inappropriate or unauthorized activity during the periods reviewed.

In August 2005, the Company began implementing revised internal controls and procedures to correct the significant deficiencies in our internal controls and procedures noted by our independent registered public accountants, which consisted of: (1) the establishment of new credit approval policies, including Board-level approval for certain amounts, (2) the establishment new guidelines for timely administration of bookkeeping tasks at the corporate level, including the implementation of monthly, quarterly and annual closing schedules and (3) removal of check signature access from the Company’s accounts payable supervisor. Such implementation was completed by August 30, 2005, and as of that date our Chief Executive Officer and our Chief Financial Officer believe that these significant internal controls and procedures deficiencies no longer exist.

A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affect the entity’s ability to authorize, initiate, record, process or report external financial data reliably in accordance with generally accepted accounting principles in the United States such that there is more than a remote likelihood that a misstatement of the entity’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations on all control systems, no evaluation of controls can provide absolute assurance that all errors, control issues and instances of fraud, if any, with a company have been detected. The design of any system of controls is also based in part on certain assumptions regarding the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Our Chief Executive Officer and our Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective at this reasonable assurance level as of August 19, 2005.

(b) Changes in internal control over financial reporting

Following the evaluations discussed above and the identification of significant deficiencies, the Company took the actions and implemented the procedures described above. There were no changes in our internal control over financial reporting that occurred in the quarter ending March 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Annex II-B
Quarter Ended March 31, 2005
ITEM 4.     CONTROLS AND PROCEDURES
(a) Evaluation of Disclosure Controls and Procedures

Mark K. Levenick, our Interim Chief Executive Officer, and Robert D. Peltier, our Interim Chief Financial Officer, have evaluated the effectiveness of the design and operation of our “disclosure controls and procedures”, as such term is defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). James T. Rash was Chief Executive and Chief Financial Officer during the fiscal years ended 2002, 2003 and 2004. Mr. Rash died on December 19, 2004. Mr. Levenick was appointed Interim Chief Executive Officer on December 22, 2004. During fiscal years 2002, 2003 and 2004, Mr. Levenick served as Chief Operating Officer and Director of the Company, and President and Chief Executive Officer of Tidel Engineering, L.P., the Company’s principal operating subsidiary. In February 2005, Mr. Robert D. Peltier joined the Company as Interim Chief Financial Officer, having had no prior affiliation with the Company. Mr. Peltier began his assessment of disclosure controls and internal controls without having ever been in a position of active management or knowledge over transactions during fiscal years 2002, 2003 or 2004.

In conducting our evaluation of disclosure controls and procedures, our Chief Executive Officer and our Chief Financial Officer made inquiries with accounting, administrative and operational personnel and reviewed the historical facts, including the Company’s failure to file its periodic reports on a timely basis. Our Chief Executive Officer and our Chief Financial Officer noted that the Company had failed to file any periodic report required to be filed under the Exchange Act from September 30, 2002 to February 1, 2005, on which date we filed our Form 10-K for the fiscal year ended September 30, 2002, which was more than two years late. Furthermore, it was noted that this Form 10-K for the fiscal years ended September 2003 and 2004, and the Company’s Forms 10-Q for the quarterly periods ended December 31, 2004 and March 31, 2005 were filed on August 1, 2005, were each at least several months delinquent. In their evaluation, our Chief Executive Officer and our Chief Financial Officer noted that the Company’s periodic reporting failure was caused by (1) limited financial and personnel resources at the times such forms were due that restricted our ability to compile our financial statements and cause such statements to be reviewed and/or audited by an independent registered public accounting firm when such forms were due and (2) the prolonged illness and death of our former Chairman, Chief Executive Officer and Chief Financial Officer during the year ended December 31, 2004. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company had a significant deficiency in its disclosure controls and procedures related to timely periodic reporting and such controls and procedures were not effective as of the end of the year ended September 30, 2004.

In February 2005, in order to remedy this deficiency the Company began implementing new disclosure controls and procedures, which consisted of: (1) the hiring of a new Chief Financial Officer to oversee the Company’s financial reporting process, (2) the establishment of a reporting timetable to file all delinquent reports by August 1, 2005 and return to timely periodic reporting by August 19, 2005, which was submitted and approved by our Board of Directors and (3) the establishment of new guidelines for completion of periodic accounting and reporting tasks. Such implementation was completed by August 19, 2005, at which time we resumed the timely filing of our periodic reports. As of August 19, 2005, our Chief Executive Officer and our Chief Financial Officer believe that this significant deficiency has been remedied.

In addition, in a report to the Audit Committee of the Board of Directors of the Company dated July 28, 2005, the Company’s independent registered public accountants noted that the following significant deficiencies in our internal controls and procedures were discovered during the course of their audit, which were not found to constitute a material weakness: (1) established credit policies were overridden on occasion by executive management based on their business judgment at that time, (2) bookkeeping at the corporate level was not administrated on a timely basis during 2003 and 2004 and (3) the Company’s accounts payable supervisor had access to the check signature and the ability to prepare check runs without proper review prior to distribution. Further, the report of the independent registered public accountants indicated no inappropriate or unauthorized activity during the periods reviewed.

In August 2005, the Company began implementing revised internal controls and procedures to correct the significant deficiencies in our internal controls and procedures noted by our independent registered public accountants, which consisted of: (1) the establishment of new credit approval policies, including Board-level approval for certain amounts, (2) the establishment new guidelines for timely administration of bookkeeping tasks at the corporate level, including the implementation of monthly, quarterly and annual closing schedules and (3) removal of check signature access from the Company’s accounts payable supervisor. Such implementation was completed by August 30, 2005, and as of that date our Chief Executive Officer and our Chief Financial Officer believe that these significant internal controls and procedures deficiencies no longer exist.

A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affect the entity’s ability to authorize, initiate, record, process or report external financial data reliably in accordance with generally accepted accounting principles in the United States such that there is more than a remote likelihood that a misstatement of the entity’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations on all control systems, no evaluation of controls can provide absolute assurance that all errors, control issues and instances of fraud, if any, with a company have been detected. The design of any system of controls is also based in part on certain assumptions regarding the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Our Chief Executive Officer and our Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective at this reasonable assurance level as of August 19, 2005.

(b) Changes in internal control over financial reporting

Following the evaluations discussed above and the identification of significant deficiencies, the Company took the actions and implemented the procedures described above. Other than the hiring of a new Chief Financial Officer to oversee the financial reporting process and the establishment of new guidelines for completion of periodic accounting and reporting tasks discussed above, there were no changes in our internal control over financial reporting that occurred in the quarter ending March 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Annex II-C
Quarter Ended June 30, 2005
ITEM 4.     CONTROLS AND PROCEDURES
(a) Evaluation of Disclosure Controls and Procedures

Mark K. Levenick, our Interim Chief Executive Officer, and Robert D. Peltier, our Interim Chief Financial Officer, have evaluated the effectiveness of the design and operation of our “disclosure controls and procedures”, as such term is defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). James T. Rash was Chief Executive and Chief Financial Officer during the fiscal years ended 2002, 2003 and 2004. Mr. Rash died on December 19, 2004. Mr. Levenick was appointed Interim Chief Executive Officer on December 22, 2004. During fiscal years 2002, 2003 and 2004, Mr. Levenick served as Chief Operating Officer and Director of the Company, and President and Chief Executive Officer of Tidel Engineering, L.P., the Company’s principal operating subsidiary. In February 2005, Mr. Robert D. Peltier joined the Company as Interim Chief Financial Officer, having had no prior affiliation with the Company. Mr. Peltier began his assessment of disclosure controls and internal controls without having ever been in a position of active management or knowledge over transactions during fiscal years 2002, 2003 or 2004.

In conducting our evaluation of disclosure controls and procedures, our Chief Executive Officer and our Chief Financial Officer made inquiries with accounting, administrative and operational personnel and reviewed the historical facts, including the Company’s failure to file its periodic reports on a timely basis. Our Chief Executive Officer and our Chief Financial Officer noted that the Company had failed to file any periodic report required to be filed under the Exchange Act from September 30, 2002 to February 1, 2005, on which date we filed our Form 10-K for the fiscal year ended September 30, 2002, which was more than two years late. Furthermore, it was noted that this Form 10-K for the fiscal years ended September 2003 and 2004, and the Company’s Forms 10-Q for the quarterly periods ended December 31, 2004 and March 31, 2005 were filed on August 1, 2005, were each at least several months delinquent. In their evaluation, our Chief Executive Officer and our Chief Financial Officer noted that the Company’s periodic reporting failure was caused by (1) limited financial and personnel resources at the times such forms were due that restricted our ability to compile our financial statements and cause such statements to be reviewed and/or audited by an independent registered public accounting firm when such forms were due and (2) the prolonged illness and death of our former Chairman, Chief Executive Officer and Chief Financial Officer during the year ended December 31, 2004. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company had a significant deficiency in its disclosure controls and procedures related to timely periodic reporting and such controls and procedures were not effective as of the end of the year ended September 30, 2004.

In February 2005, in order to remedy this deficiency the Company began implementing new disclosure controls and procedures, which consisted of: (1) the hiring of a new Chief Financial Officer to oversee the Company’s financial reporting process, (2) the establishment of a reporting timetable to file all delinquent reports by August 1, 2005 and return to timely periodic reporting by August 19, 2005, which was submitted and approved by our Board of Directors and (3) the establishment of new guidelines for completion of periodic accounting and reporting tasks. Such implementation was completed by August 19, 2005, at which time we resumed the timely filing of our periodic reports. As of August 19, 2005, our Chief Executive Officer and our Chief Financial Officer believe that this significant deficiency has been remedied.

In addition, in a report to the Audit Committee of the Board of Directors of the Company dated July 28, 2005, the Company’s independent registered public accountants noted that the following significant deficiencies in our internal controls and procedures were discovered during the course of their audit, which were not found to constitute a material weakness: (1) established credit policies were overridden on occasion by executive management based on their business judgment at that time, (2) bookkeeping at the corporate level was not administrated on a timely basis during 2003 and 2004 and (3) the Company’s accounts payable supervisor had access to the check signature and the ability to prepare check runs without proper review prior to distribution. Further, the report of the independent registered public accountants indicated no inappropriate or unauthorized activity during the periods reviewed.

In August 2005, the Company began implementing revised internal controls and procedures to correct the significant deficiencies in our internal controls and procedures noted by our independent registered public accountants, which consisted of: (1) the establishment of new credit approval policies, including Board-level approval for certain amounts, (2) the establishment new guidelines for timely administration of bookkeeping tasks at the corporate level, including the implementation of monthly, quarterly and annual closing schedules and (3) removal of check signature access from the Company’s accounts payable supervisor. Such implementation was completed by August 30, 2005, and as of that date our Chief Executive Officer and our Chief Financial Officer believe that these significant internal controls and procedures deficiencies no longer exist.

A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affect the entity’s ability to authorize, initiate, record, process or report external financial data reliably in accordance with generally accepted accounting principles in the United States such that there is more than a remote likelihood that a misstatement of the entity’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations on all control systems, no evaluation of controls can provide absolute assurance that all errors, control issues and instances of fraud, if any, with a company have been detected. The design of any system of controls is also based in part on certain assumptions regarding the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Our Chief Executive Officer and our Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective at this reasonable assurance level as of August 19, 2005.

(b) Changes in internal control over financial reporting

Following the evaluations discussed above and the identification of significant deficiencies, the Company took the actions and implemented the procedures described above. Other than the establishment of new guidelines for completion of periodic accounting and reporting tasks discussed above, there were no changes in our internal control over financial reporting that occurred in the quarter ending June 30, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.